Exhibit 99.2

KBS Fashion Group Limited Announces Engagement of BDO Shu Lun Pan as Auditor

SHISHI, China, Nov. 17, 2014 /PRNewswire/ -- KBS Fashion Group Limited ("KBS" or the "Company") (KBSF), formerly known as Aquasition Corp., a leading fully-integrated casual menswear company in China, today announced that it has approved the dismissal of Marcum LLP ("Marcum") as the Company's independent registered public accounting firm and engaged BDO China Shu Lun Pan Certificated Public Accountants LLP ("BDO Shu Lun Pan") as the Company's new independent auditing firm. The appointment of BDO was approved by the Audit Committee of the Company.

As previously disclosed, on August 1, 2014, the Company completed its share exchange transaction with Hongri International Holdings Limited ("Hongri"), a company organized and existing under the laws of the British Virgin Islands and certain other parties. As a result of the share exchange, Hongri became a wholly owned subsidiary of the Company. Prior to the share exchange transaction, Hongri's independent registered public accounting firm was BDO Shu Lun Pan. Concurrent with the decision to dismiss Marcum as the Company's independent auditor, the Audit Committee has decided to continue the existing relationship of Hongri with BDO Shu Lun Pan and approved the engagement of BDO Shu Lun Pan as the Company's new independent registered public accounting firm.

Except to the disclosures included in the Company's report on Form 6-K to be filed on November 17, 2014 (the "Form 6-K"), there are no disagreements between KBS and its former auditor, Marcum, and the Company is not aware of any other matters in relation to the change of auditors that need to be brought to the attention of the shareholders.

For more information on the Company's change in auditing firm, please refer to the Form 6-K filed on November 17, 2014:

About KBS Fashion Group Limited

KBS Fashion Group Limited is a leading fully-integrated casual menswear company in China with a demonstrated track record of designing, manufacturing, marketing, and selling its own line of fashion menswear. The Company's products include men's apparel, footwear and accessories, primarily targeting urban males between the ages of 20 and 40 in the Tier II and Tier III cities in China. KBS sells its products through a network of 114 KBS stores and over a number of multi-brand stores.

Forward-Looking Statements

This press release contains statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release, other than statements of historical facts, are "forward-looking statements" for purposes of these provisions. The words "believe," "expect," "anticipate," "project," "targets," "optimistic," "intend," "aim," "will" or similar expressions are intended to identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause our actual results to differ materially from those anticipated, expressed or implied in the forward-looking statements. These risks and uncertainties include, but not limited to, the factors mentioned in the "Risk Factors" section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, and other risks mentioned in our other reports filed with the SEC, which are available over the Internet at the SEC's website at http://www.sec.gov. The Company assumes no obligation and does not intend to update any forward-looking statements, except as required by law.

For further information please contact:

Mr. Sterios Souyoutzoglou

Director and Chief Strategic Officer

ir@kbsfasion.com

T: +1 (646) 432 0752

www.kbsfashion.com

Mr. Bill Zima

ICR, Inc.

T: +1 (203) 682-8233

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